Exhibit 3

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of November 6, 2014 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the nine months ended September 30, 2014. The interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2013. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at www.sedar.com, and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

2014 HIGHLIGHTS

•

The Company completed its summer drilling programs at Wheeler River, Crawford Lake and Bachman Lake in the Athabasca Basin. The summer program involved 19,126 metres of diamond drilling in 27 drill holes, with a focus on the Company’s recent discovery of high grade uranium mineralization at the Gryphon Zone on the Wheeler River property.

•

At the Company’s 60% owned Wheeler River property, a total of 14,937 metres was completed in 20 drill holes during the summer program. All of the drilling occurred at or around the newly discovered Gryphon Zone. The Gryphon Zone was discovered earlier this year with drill hole WR-556, which intersected high grade basement hosted uranium mineralization returning 15.3% U3O8 over 4.0 metres. The highlights from the summer drilling program include drill holes WR-569A, WR-573D1 and WR-574. Drill hole WR-569A intersected a wide zone of alteration and mineralization with several high grade intervals, including 9.41% eU3O8 over 3.7 metres and 5.27% eU3O8 over 5.9 metres. Drill hole WR-573D1 intersected 15.8% eU3O8 over 2.3 metres. Drill hole WR-574 intersected 7.0% eU3O8 over 2.0 metres and 9.8% eU3O8 over 2.5 metres.

•

On August 12, 2014, the Company completed a CAD$15.0 million ($13.7 million) “bought deal” private placement for the issuance of 9,257,500 flow-through common shares at a price of CAD$1.62 per share. The proceeds from the financing will fund the Company’s Canadian exploration activities through to the end of 2015.

•

Construction and commissioning activities continued at the McClean Lake mill during the quarter, including the final stages of commissioning of the Hydrogen Mitigation modifications to the leach circuit. On September 8, 2014, the McClean Lake Mill was officially restarted and operators at McClean Lake began leaching McClean Lake ore slurry using the newly commissioned modified leach circuit. Ore from the Cigar Lake joint venture (“CLJV”) was introduced into the mill circuit towards the end of September, leading to the production of the first packaged uranium from CLJV in early October. Production for 2014 is estimated to be up to 600,000 pounds U3O8 for the CLJV and up to 115,000 pounds U3O8 (Denison’s share, 26,000 pounds U3O8) for the McClean Lake joint venture (“MLJV”).

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN”.

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler project, Denison’s exploration project portfolio consists of numerous projects covering over 470,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at September 30, 2014	As at December 31, 2013

Financial Position:
Cash and cash equivalents	$26,508	$21,786
Short term investments	4,516	10,040
Long term investments	785	5,901

Cash, equivalents and investments	$31,809	$37,727
Working capital	$25,443	$29,391
Property, plant and equipment	$276,238	$281,010
Total assets	$320,581	$330,969
Total long-term liabilities	$37,714	$41,283

	Three months ended		Nine months ended
(in thousands, except for per share amounts)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Results of Operations:
Total revenues from continuing operations	$2,351	$2,801	$6,883	$7,994
Net income (loss) from continuing operations	(2,820)	(45,477)	(27,051)	(53,376)
Basic and diluted earnings (loss) per share	(0.01)	(0.10)	(0.06)	(0.12)

	2014	2014	2014	2013
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Results of Operations:
Total revenues from continuing operations	$2,351	$2,358	$2,174	$2,413
Net income (loss) from continuing operations	(2,820)	(11,564)	(12,667)	(30,459)
Basic and diluted earnings (loss) per share - from continuing operations	(0.01)	(0.02)	(0.03)	(0.06)

	2013	2013	2013	2012
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Results of Operations:
Total revenues from continuing operations	$2,801	$2,902	$2,291	$2,596
Net income (loss) from continuing operations	(45,477)	(2,430)	(5,469)	(4,605)
Net income (loss) from discontinued operations(1)	—	—	—	155
Basic and diluted earnings (loss) per share - from continuing operations	(0.10)	(0.01)	(0.01)	(0.01)
- from discontinued operations(1)	—	—	—	0.00

(1)

On June 29, 2012, the Company completed a transaction with Energy Fuels Inc. (“EFR”) whereby the Company sold subsidiaries holding all of its mining assets and operations located in the United States (the “U.S. Mining Division”). The Company has restated the presentation of the applicable prior year’s statement of comprehensive income to disclose the results of its U.S. Mining Division as a discontinued operation.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

RESULTS OF OPERATIONS

Revenues

Services and Other

Revenue from DES for the three and nine months ended September 30, 2014 was $1,956,000 and $5,263,000 compared to $2,397,000 and $6,750,000 in the same periods in 2013. The decrease in revenue in 2014 was mainly due to a reduction in activity on certain care and maintenance projects, and an unfavourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar revenues.

Revenue from the Company’s management contract with UPC, for the three and nine months ended September 30, 2014, was $395,000 and $1,620,000 compared to $404,000 and $1,244,000 in the same periods in 2013. The increase in revenue is mainly due to commissions earned in 2014, relating to UPC’s purchases of uranium.

Operating Expenses

Mining

In Canada, the expansion and modifications at the McClean Lake mill continued through 2014 with the CLJV continuing to pay nearly all of the expenses under the terms of a toll milling agreement. Construction and commissioning of the Hydrogen Mitigation modifications were completed during the third quarter.

On September 8, 2014, the McClean Lake Mill was officially restarted with leaching of McClean Lake ore using the newly commissioned modified leach circuit. The first shipment of high grade ore from Cigar Lake was received at the McClean Lake mill in the first quarter of 2014, followed by a temporary suspension of ore shipments by the CLJV to allow for additional freezing to occur in certain areas of the Cigar Lake mine. Ore deliveries to the mill resumed during the first week of September and high grade ore was introduced into the mill circuit towards the end of September. The first drums of CLJV uranium were packaged in early October.

Denison’s share of operating costs in Canada, for the three and nine months ended September 30, 2014, totaled $140,000 and $397,000 compared to $282,000 and $776,000 for the three and nine months ended September 30, 2013. Operating costs decreased in 2014 primarily due to reductions in expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program, which is not part of the stand-by costs paid by the CLJV.

In Africa, engineering studies, a metallurgical test work program and environmental programs originally initiated by Rockgate Capital Corp., on the recently acquired Falea project, were completed in the first half of 2014. Operating expenses in Africa for the three and nine months ended September 30, 2014 totaled $127,000 and $1,312,000, and were primarily attributable to the Falea project. Operating expenses in Africa for the three and nine months ended September 30, 2013, by comparison, totaled $24,000 and $105,000.

Services and Other

Operating expenses include costs relating to DES of $1,764,000 and $4,967,000 for the three and nine months ended September 30, 2014, as compared to $2,117,000 and $6,156,000 for the same period in 2013. DES costs decreased in 2014 mainly due to a reduction in activity at certain care and maintenance sites, and a favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar expenses.

Mineral Property Exploration

Denison is engaged in uranium exploration and/or development in Canada, Zambia, Mali, Namibia, Niger and Mongolia. While the Company has material interests in uranium projects in Asia and Africa, the Company is focused primarily on the eastern Athabasca Basin, in Saskatchewan, Canada, with numerous projects covering over 470,000 hectares.

Global exploration expenditures for the three and nine months ended September 30, 2014 were $3,429,000 and $13,614,000, with 92.5% of exploration expenditures being incurred in Canada during the first nine months of 2014, compared to $4,850,000 and $12,061,000 for the three and nine months ended September 30, 2013. The increase in global exploration expenditures in 2014 is mainly due to an increase in exploration activity in Canada offset by declines in exploration activity in Zambia and Mongolia.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

The Company’s land position in the eastern Athabasca Basin, as of September 30, 2014, is illustrated below:

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

•	Canada

Denison’s share of exploration spending on its Canadian properties totaled $3,099,000 and $12,593,000 for the three and nine months ended September 30, 2014 as compared to $4,295,000 and $10,774,000 for the three and nine months ended September 30, 2013. Since the start of 2014, the following exploration activities were completed as of September 30, 2014.

Canadian Exploration Activities

Property	Denison’s Ownership	Drilling in metres	Other Activities

Wheeler River	60%	29,591 (47 holes)	Geophysical surveys

Bachman Lake	100%	1,194 (2 holes)	-

Bell Lake	100%	6,180 (11 holes)	Geophysical surveys

Black Bear	100%	450 (2 holes)	-

Candle Lake	42.61%(1)	-	Geophysical surveys

Crawford Lake	100%	2,995 (5 holes)	Geophysical surveys

Hatchet Lake	50%(1)	2,030 (10 holes)	-

Johnston Lake	100%	-	Geophysical surveys

Mann Lake	30%	9,838 (13 holes)(2)	-

Marten	50%	-	Geophysical Surveys

McClean Lake	22.5%	2,515 (9 holes)	-

Murphy Lake	50%(1)	-	Geophysical Surveys

Lynx Lake	56.82%(1)	710 (1 hole)	-

Moore Lake	100%	4,100 (10 holes)	Geophysical surveys

Park Creek	49%	1,910 (6 holes)	Geophysical surveys

Waterbury Lake	60%	3,100 (9 holes)	Geophysical surveys

Wolverine	50%	-	Geophysical surveys

Wolly	22.5%	3,130 (17 holes)	-

Total		67,743 (142 holes)

(1)	The Company’s ownership in these projects is as at December 31, 2013. Some of the partners in these projects may not fund the 2014 programs and as a result, Denison’s interest may increase.
(2)	Exploration activities were performed by International Enexco Ltd (“IEC”) prior to Denison’s acquisition of IEC on June 6, 2014.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

Wheeler River

Gryphon Zone

A total of 14,937 metres has been completed in 20 drill holes during the summer 2014 drill program, which followed up on the Gryphon Zone discovery of high grade basement hosted mineralization. The summer program included the successful extension of two historic drill holes. The extension drill holes, ZK-04EXT and ZK-06EXT, along with WR-565 have tested geological targets up dip of the main mineralized zones on the original discovery section. The highlights from the summer drilling program include drill holes WR-569A, WR-573D1 and WR-574. Drill hole WR-569A intersected a wide zone of alteration and mineralization with several high grade intervals, including 9.41% eU3O8 over 3.7 metres and 5.27% eU3O8 over 5.9 metres. Drill hole WR-573D1 intersected 15.8% eU3O8 over 2.3 metres and WR-574 intersected 7.0% eU3O8 over 2.0 metres and 9.8% eU3O8 over 2.5 metres.

The summer program followed up a successful winter program on Gryphon. During the winter program, drill hole WR-556 intersected basement hosted uranium mineralization returning an assay of 15.3% U3O8 over 4.0 metres, and a follow-up hole, drill hole WR-560, also intersected high grade basement hosted uranium mineralization returning an assay of 21.2% U3O8 over 4.5 metres.

The mineralization at the Gryphon Zone is at depths of approximately 700 to 800 metres below surface and plunges shallowly to the northeast. It is open in both the up-plunge and down-plunge directions. Gryphon is located 3.0 kilometres northwest of the Phoenix deposit.

Phoenix Deposit

During the winter exploration program, a total of 11 drill holes were completed at Zone A of the Phoenix deposit, which focused on expanding the zone of higher grade mineralization. The program was successful and was highlighted by drill hole WR-548, which returned an assay of 36.83% U3O8 over 6.5 metres.

An updated mineral resource estimate was completed in June 2014, in accordance with the requirements of NI 43-101. The Company reported an indicated mineral resource estimate for the Phoenix deposit of 70,200,000 pounds U3O8 based on 166,400 tonnes of mineralization at an average grade of 19.13% U3O8, representing a 34% increase in indicated pounds U3O8 over the last estimate completed in 2012. Additionally, the total inferred mineral resource is now estimated to contain 1,100,000 pounds U3O8 based on 8,600 tonnes of mineralization with an average grade of 5.80% U3O8.

Other Properties

Denison participated in 17 other exploration programs in the eastern Athabasca Basin (14 of which were operated by Denison) during the nine months ended September 30, 2014. The other programs included 12 drilling programs (9 of which were operated by Denison). All drilling activity for the year was completed as at September 30, 2014.

Crawford Lake and Bachman Lake – A total of 4,189 metres of drilling was completed in seven holes at Crawford Lake and Bachman Lake. Although no significant mineralization was intersected, the drilling was successful in extending a large zone of sandstone and basement alteration on the CR-2 and CR-5 conductors, roughly along trend to the south of the Millennium deposit. Follow-up drilling is required in this area and is expected to be a priority for Denison in 2015.

Waterbury Lake – Exploration drilling was completed along the western strike extension of the Discovery Bay corridor, west of the J Zone uranium deposit, and also at the Oban target area, three kilometres north of the J Zone deposit. Weak uranium mineralization was intersected in one drill hole in the Discovery Bay corridor and in two drill holes at the Oban target area. The best down-hole probe result was WAT14-406A, at Oban, which intersected 0.09% eU3O8 over 3.0 metres from 250 to 253 metres at the sub-Athabasca unconformity. The mineralization is associated with graphitic fault zones and strong hydrothermal alteration. Denison is encouraged by these results as the zone is open along strike in both directions. A significant amount of follow up drilling will be required.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

Hatchet Lake – A 2,030 metre, 10 hole program of diamond drilling was completed. A broad zone of weak uranium mineralization was observed near the unconformity in drill hole RL-14-19, which intersected 0.025% U3O8 over 8.5 metres from 124.2 to 132.7 metres. Additionally, significant base metal mineralization comprised of 3.3% Pb, 0.27% Zn and 19.6 g/t Ag over 9.6 metres was intersected in drill hole RL-14-27 from 148.0 to 163.4 metres. Additional drilling is planned for the property in 2015.

Bell Lake – Eleven drill holes were completed during the winter program. Weak uranium mineralization was intersected in several holes, with the best down-hole probe results being returned from the Bell South grid area. Drill hole BL-14-22 intersected 0.028% eU3O8 over 2.5 metres from 517.1 to 519.6 metres at the sub-Athabasca unconformity, including 0.065% eU3O8 over 0.6 metres in a massive clay and hematite altered zone. Denison is encouraged by the alteration in the sandstone and basement in several of the drill holes at Bell South, and follow up drilling is planned for 2015. Bell Lake is located along the Stony Rapids seasonal road, 37 kilometres northwest of the McClean Lake mill.

Wolly and McClean Lake – At the Wolly and McClean Lake projects, operated by AREVA Resources Canada Inc., a total of 5,645 metres of exploration drilling was completed in 26 drill holes during the winter and summer programs. The most notable results included significant alteration and structure in both the sandstone and basement at the JEB South target area, approximately 2 km from the McClean Lake mill on the Wolly property.

Mann Lake – At the Mann Lake project, operated by Cameco Corp., drill hole MN-060 targeted the extension of weak mineralization encountered 300 metres along strike to the north in drill hole MN-047. In March of this year, IEC reported that MN-060 intersected high grade uranium mineralization consisting of 2.31% eU3O8 over 5.1 metres at the sub-Athabasca unconformity. This was followed by drill hole MN-065, which intersected 3.73% eU3O8 over 1.2 metres half-way between MN-060 and MN-047. IEC reported that known mineralization now extends 300 metres and is open along strike in both directions.

•	Zambia

Exploration expenditures of $203,000 and $411,000 were incurred during the three and nine months ended September 30, 2014. During the nine month period, the Company completed geological mapping, geochemical sampling and excavator trenching programs at the Company’s Mutanga project. Significant zones of anomalously elevated radioactivity were encountered and geochemical results are pending. During the comparable periods in 2013, exploration expenditures totaled $461,000 and $796,000.

•	Mali

Exploration expenditures of $68,000 and $220,000 were incurred during the three and nine months ended September 30, 2014. Exploration activity during the nine month period has been limited to a modest field program consisting of geological mapping and surficial geochemistry orientation surveys on Denison’s 100% owned Falea project. These programs were completed during the second quarter.

•	Namibia

In March 2014, Rio Tinto Mining and Exploration Limited (“Rio”) terminated its option to earn an interest in the Dome project under the provisions of an earn-in agreement between the parties. Rio discontinued activities at the site at the end of February 2014. The Company assumed operatorship of the project and continues to evaluate options for moving forward with the Dome project.

•	Mongolia

Exploration expenditures on the Company’s GSJV properties totaled $42,000 and $332,000 for the three and nine months ended September 30, 2014, compared to $94,000 and $491,000 for the three and nine months ended September 30, 2013. Expenditures in Mongolia during the current year relate primarily to annual license payments required to maintain the GSJV properties in good standing, while the Company continues to explore strategic alternatives regarding its ownership interest in the GSJV. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

General and Administrative

General and administrative expenses totaled $1,535,000 and $6,041,000 for the three and nine months ended September 30, 2014 compared with $1,965,000 and $5,917,000 for the three months and nine months ended September 30, 2013. These expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. General and administrative expenditures for the nine months ended 2014 were comparable to the same period in 2013.

Impairment – Mineral Properties

During the first quarter of 2014, the Company allowed some of its land holdings, obtained through the acquisition of JNR Resources Inc. in 2013, to lapse. The Company has recognized an impairment charge of $1,658,000 to reflect the abandonment of these holdings. During the third quarter of 2013, the Company recorded an impairment charge of $35,655,000 to reduce the carrying value of the Company’s Mutanga project, in Zambia, to its estimated recoverable amount.

Other Income and Expenses

The Company recognized other income of $1,406,000 and other expenses of $8,005,000 for the three and nine months ended September 30, 2014. This compares with other expenses of $3,274,000 and $2,874,000 for the three and nine months ended September 30, 2013. The difference during the comparable nine month period is primarily due to an increase in foreign exchange losses, partially offset by gains on the revaluation of investments to fair market value, the gain on sale of land holdings related to the Way Lake and Yurchison Lake properties of $202,000, and a payment received of $229,000 from Strateco Resources Inc. (“Strateco”) in accordance with the option agreement with Strateco to earn up to a 60% interest in Denison’s Jasper Lake property.

The Company recorded foreign exchange losses of $8,566,000 during the nine months ended September 30, 2014, as compared to foreign exchange losses of $2,333,000 during the nine months ended September 30, 2013. The Company also recognized $88,000 in gains on investments carried at fair market value during the nine months ended September 30, 2014, as compared to losses of $1,103,000 on investments during the nine months ended September 30, 2013.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $26,508,000 at September 30, 2014 compared with $21,786,000 at December 31, 2013. The increase of $4,722,000 was primarily due to net cash provided by investing activities and financing activities of $8,652,000 and $14,054,000, respectively, partly offset by net cash used in operations of $16,747,000.

Net cash used in operating activities of $16,747,000 during the nine months ended September 30, 2014 is comprised of a net loss for the period adjusted for non-cash items and changes in working capital items. Significant changes in working capital items during the period include an increase of $1,071,000 in trade and other receivables, offset by an increase of $1,726,000 in accounts payable and accrued liabilities. The increase in accounts payable and accrued liabilities is mainly due to the increase in activity at the McClean Lake mill.

Net cash provided by investing activities of $8,652,000 consists primarily of cash provided by the sale or maturity of investments in debt and equity instruments accounting for $9,529,000, partly offset by $733,000 in cash spent on property, plant and equipment.

Net cash provided by financing activities of $14,054,000 consists primarily of net proceeds received on the issuance of flow-through common shares. On August 12, 2014, the Company closed a CAD$15.0 million ($13.7 million) private placement for the issuance of 9,257,500 flow-through common shares at a price of CAD$1.62 per share. The proceeds will be used to fund the Company’s Canadian exploration programs through to the end of 2015. Other financing activities included the issuance of common shares for stock options and warrants exercised for $946,000 and $304,000, respectively.

On January 31, 2014, the Company entered into a revolving term credit facility (the “Credit Facility”) for CAD$15,000,000. The use of the Credit Facility is restricted to the issuance of non-financial letters of credit and contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to $150,000,000. The Credit Facility terminates on January 31, 2015. At September 30, 2014, the Company is in compliance with the covenants of the Credit Facility, and CAD$9,698,000 of the Credit Facility was being used as collateral for certain letters of credit.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. Letters of credit issued under the Credit Facility are subject to a fee of 2.0% per annum and the balance is subject to a standby fee of 0.75%.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board of Directors of UPC, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The management services agreement was entered into on April 1, 2013 and has a three-year term. The agreement may be terminated by either party upon the provision of 120 days written notice.

Management fees were incurred with UPC for the periods noted:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2014	2013	2014	2013
Revenue:
Management fees	$395	$404	$1,175	$1,244
Commission fees	—	—	445	—

	$395	$404	$1,620	$1,244

At September 30, 2014, accounts receivable includes $345,000 (December 31, 2013: $148,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to EFR as part of the sale of the U.S. Mining Division) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings, a right of first opportunity if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire. KEPCO is also entitled to nominate one director to Denison’s board of directors, so long as its share interest in Denison is above 5.0%.

As at September 30, 2014, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 11.5%.

Denison also holds a 60% interest in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”) entities whose key asset is the Waterbury Lake property. The other 40% interest in these entities is held by a consortium of investors (“KWULP”) of which KEPCO is the primary holder. When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest. Spending program approval requires 70% of the voting interest.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

In January 2014, Denison agreed to allow KWULP to defer its funding obligations to WLUC and WLULP until September 30, 2015 in exchange for allowing Denison to carry out spending programs without obtaining the approval of 70% of the voting interest. As at September 30, 2014, KWULP has a funding obligation to WLUC and WLULP of CAD$802,000. Denison has recorded its proportionate share of this amount of $429,000 (CAD$481,000) as a component of trade and other receivables.

Other

During the three and nine months ended September 30, 2014, the Company has incurred the following with related parties:

•

Investor relations, administrative service fees, and other expenses of $14,000 and $42,000 (2013: $120,000 and $165,000) were incurred with a company having a common President and also associated with the Chairman of Denison. At September 30, 2014, an amount of $nil (December 31, 2013: $nil) was due to this company.

•

Air chartered services of $nil and $12,000 (2013: $31,000 and $47,000) were incurred with a company associated with the Chairman of Denison. At September 30, 2014, an amount of $nil (December 31, 2013: $nil) was due to this company.

•

Legal fees and associated costs of $39,000 and $273,000 (2013: $400,000 and $1,145,000) were incurred with a law firm of which a director of Denison is a partner. At September 30, 2014, an amount of $nil (December 31, 2013: $82,000) was due to this law firm.

•

Executive services of $33,000 and $61,000 were provided to a company that has common directors with Denison. At September 30, 2014, an amount of $33,000 (December 31, 2013: $nil) was due to Denison. There were no executive services provided during 2013.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2014	2013	2014	2013
Salaries and short-term employee benefits	$315	$397	$1,294	$1,240
Share-based compensation	129	138	396	447
Termination benefits	—	—	158	—

Key management personnel compensation	$444	$535	$1,848	$1,687

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At November 6, 2014, there were 505,868,984 common shares issued and outstanding, stock options exercisable for 6,225,574 Denison common shares, and warrants exercisable for 1,222,802 Denison common shares for a total of 513,317,270 common shares on a fully-diluted basis.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has not been any change in the Company’s internal control over financial reporting that occurred during the nine months ended September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTLOOK FOR 2014

At the end of the second quarter, the Company modified its outlook for toll milling fees, uranium sales, and development / operating expenses for 2014, as a result of the temporary suspension of mining at Cigar Lake. At the end of the third quarter, the Company’s outlook for exploration expenditures, toll milling fees, uranium sales, and development / operating expenses has been further refined, with the Company having completed substantially all of its 2014 exploration program and the commencement of processing of Cigar Lake ore at the McClean Lake mill.

(in thousands)	Previous Budget 2014 (1)	Current Outlook 2014 (1)	Actual to September 30, 2014 (1)(3)
Canada (2)
Mineral sales	$1,155	$—	$—
Toll milling fees	850	194	—
Exploration	(14,276)	(13,819)	(13,030)
Development/operations	(1,564)	(964)	(410)

	(13,835)	(14,589)	(13,440)
Africa
Mali	(2,000)	(1,950)	(1,773)
Zambia	(1,830)	(1,565)	(1,252)

	(3,830)	(3,515)	(3,025)
Asia
Mongolia	(962)	(1,321)	(1,157)

	(962)	(1,321)	(1,157)
Services and Other (2)
Management fees and commissions	1,996	1,996	1,513
Environmental services	604	604	401
Corporate general and administration	(4,433)	(5,079)	(4,173)

	(1,833)	(2,479)	(2,259)

Total	$(20,460)	$(21,904)	$(19,881)

(1)	Only Denison’s material operations are shown in the above table.
(2)

Budget figures have been converted using a US$ to CAD$ exchange rate of 0.95. Current outlook figures reflect actual exchange rates from the translation of CAD$ denominated transactions during the first nine months of the year.

(3)

The Company budgets on a cash basis. As a result, the Actual figures represent a non-GAAP measure estimating cash spending. The differences between Actual spend and GAAP are as follows: (1) Actual includes exploration expenditures of $463,000 funded by the Company, on the behalf of a project partner, that are not recorded in exploration expenses in the year; (2) Actual does not include non-cash depreciation and amortization amounts of $991,000; (3) Actual does not include stock based compensation of $620,000; and (4) Actual includes expenditures that were absorbed to the balance sheet of $1,208,000.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

Canada

Mineral Property Exploration

All field activities for 2014 are now complete and the results are being compiled and interpreted. Annual assessment reports are being written, and planning is well under way for the 2015 exploration season, which will begin with winter programs starting in January after freeze-up in northern Saskatchewan. The Company’s current outlook for 2014 reflects a reduction in exploration spend as a result of a slight reduction in exploration activities planned for the summer program and a favourable movement in foreign exchange rates on CAD$ denominated expenditures incurred during the nine months ended September 30, 2014.

Development/Operations

At McClean Lake, production for 2014 is estimated to be up to 600,000 pounds U3O8 for CLJV and up to 115,000 pounds U3O8 for MLJV. The decision by CLJV to delay mining has resulted in a portion of the toll milling revenue originally expected during the second half of 2014, from processing Cigar Lake ore at the McClean Lake mill, to be deferred to 2015. Denison’s share of operating and capital expenditures at the mill in 2014 are estimated to be $642,000. The Company’s share of uranium production from McClean Lake ore is expected to be up to 26,000 pounds U3O8 and will be available for sale in 2015.

Due to low uranium prices, the Midwest and McClean underground projects will continue to remain on stand-by to the end of 2014. Total expenditures on these projects are estimated to be $438,000 (Denison’s share, $110,000). While significant milestones were achieved by the MLJV in the development of the SABRE mining technology in 2012 and 2013, a decision was made by the joint venture to put this program on stand-by. During the year, the MLJV reprioritized program activities and budgets to include the removal and transport of fine uranium-bearing material from the SABRE site recirculation pond to the McClean Lake mill for processing in 2014. As a result, SABRE expenditures in 2014 are estimated to be $858,000 (Denison’s share, $193,000).

International

On its wholly owned Mutanga project in Zambia, the Company is compiling the results of the geological mapping, geochemical and trenching programs to develop plans for 2015.

On its wholly owned Falea project in Mali, the Company is considering future plans for continuing geological and geophysical field programs, in an effort to locate additional mineralization.

In Mongolia, the majority of 2014 expenditures are related to license fees required to maintain the property. Other costs are connected with the Company’s strategic review efforts. The increase in expenditures is due to the strategic review lasting longer than expected.

Other Activities

Revenue from operations at DES is estimated at $6.7 million and operating expenses are forecasted to be $6.1 million for 2014. Capital expenditures and reclamation funding are projected to be $594,000.

Management fees and commissions are generated from Denison’s management services agreement with UPC.

Corporate general and administration expenses include all head office wages, benefits, office costs, public company expenses, legal, audit and investor relations expenses. Corporate general and administration expenses are now forecasted to be $5.1 million due to an increase in projected expenditures related to the Company’s recent merger and acquisition activities, incurred during the year, which were not previously budgeted.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 14, 2014 available at www.sedar.com, and in the Company’s Form 40-F available at www.sec.gov/edgar.shtml.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2014

(Expressed in U.S. Dollars, unless otherwise noted)

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Executive Director of the GSJV, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 14, 2014 available at www.sedar.com, and its Form 40-F available at www.sec.gov/edgar.shtml.